UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  December 2008

000-29144

(Commission File Number)

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

The Squeeze-Out.

Following a relevant request of CITLOI S.A.S., a société par actions simplifiée organized under the laws of the Republic of France and a wholly-owned subsidiary of International Business Machines Corporation, on December 18, 2008, the French Autorité des marchés financiers announced today that the squeeze-out of the ordinary shares held by the minority shareholders of ILOG S.A. (“ILOG”) will be implemented on December 29, 2008 at a price of €10 per ordinary share.  On that date, all remaining minority interests will cease to have an equity interest in ILOG.  As a result, CITLOI S.A.S. will own 100% of the voting rights and the share capital of ILOG at the aforementioned effective date of the squeeze-out.

Departure of Directors and Appointment of New Directors.

On December 19, 2008, the terms of office of ILOG directors Pierre Haren, Marie-Claude Bernal and Pierre-Michel Peugnet expired.  Michel Alard, Pascal Brandys, Marc Fourrier, Richard Liebhaber, and Todd Lowe tendered their resignation as members of the Board of Directors of ILOG (the “Board”) effective as of December 19, 2008, which resignations were duly accepted.  Stéphane Lizeray remains a member of the Board.

On December 19, 2008, an Ordinary Shareholders’ Meeting of ILOG was held, during which the shareholders of ILOG elected Beth Smith, Paloma Valor, Einar Uboe, and Emile Santafe to the Board.  At a meeting of the Board held immediately after the Ordinary Shareholders’ Meeting, the newly elected Board appointed Einar Uboe as Chairman of the Board and Pierre Haren as Chief Executive Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Jérôme Arnaud
Name: Jérôme Arnaud
Title: Chief Financial Officer

Date:	December 19, 2008